FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica — Offer for 50% Brasilcel	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A, as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
On May 6th, 2010 TELEFÓNICA, S.A. submitted to the Portuguese company PORTUGAL TELECOM, SGPS, S.A. a Cash Offer (the “Offer”) for the acquisition of the shares representing 50% of the capital stock of the Dutch company BRASILCEL, N.V., owned by PORTUGAL TELECOM, SGPS, S.A., for a total purchase price of five thousand seven hundred (5,700) million Euros.
The Offer is binding, it is not subject to any condition, and it states a deadline of two months, since its acceptance, to complete the above mentioned acquisition of the shares of BRASILCEL, N.V.. TELEFÓNICA, S.A. considers that the applicable regulatory approval in Brazil will be obtained within such period of time.
BRASILCEL, N.V. is a company 50-50 owned by TELEFÓNICA, S.A. and PORTUGAL TELECOM, SGPS, S.A., which owns shares representing, approximately, 60% of the capital stock of the Brazilian company VIVO PARTICIPAÇÕES, S.A.
The Offer also contemplates that TELEFÓNICA will launch a tender offer over the ordinary shares (ONs) of VIVO PARTICIPAÇÕES, S.A., which are not owned by BRASILCEL, N.V., representing, approximately, 11.1% of the total number of ordinary shares (ONs) and 3.8% of the total capital stock of VIVO PARTICIPAÇÕES, S.A.. The price per ordinary share (ON) in such tender offer would be 80% of the value attributed to each ordinary share (ON), owned by BRASILCEL, N.V., in the Offer, hence the total price would be, approximately, six hundred (600) million Euros.

Therefore, the total amount of the transaction, considering (i) the price offered for the acquisition of the shares of BRASILCEL, N.V., owned by PORTUGAL TELCOM, SGPS, S.A., five thousand seven hundred (5,700) million Euros, and (ii) the price in the tender offer over the ordinary shares (ONs) of VIVO PARTICIPAÇÕES, S.A., which are not owned by BRASILCEL, N.V., approximately six hundred (600) million Euros, would be around six thousand three hundred (6,300) million Euros.
According to the Offer, it expires on June 6th, 2010, unless it is previously (i) accepted by PORTUGAL TELECOM, SGPS, S.A., or (ii) TELEFÓNICA decides to extend the Offer’s validity period.
Madrid, May 10, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: May 11, 2010	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors